One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Group 4 Fax (44-20) 7374 9318
DX Box Number 10 CDE
Direct Line 020 7456 3384
Direct Fax 020 7456 2222
deborah.smith@linklaters.com

02049883

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

September 3, 2002

Coca Cola HBC SA

SEC MAIL PROCESSING RECEIVED SEP 10 2002 WASH, D.C. 154 SECTION

SUPPL

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of two press releases issued on August 27, 2002 and August 28, 2002. These press releases have been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. These documents are essentially an English version of the same documents that were submitted to the Athens Stock Exchange and, to that extent, they serve as the English version of those filings.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Deborah Smith

cc Jan Gustavsson, *(Coca-Cola HBC)*

dlw 9/17

A02252939/0.3a/03 Sep 2002

Coca-Cola HBC

Revised organisational structure

Coca-Cola Hellenic Bottling Company S.A. (the "Company") announced today that John Brady, Region Director for Austria, Switzerland, Italy and Nigeria has elected to return to The Coca-Cola Company at the end of this year. John, who recently celebrated 20 years in the Coca-Cola system, joined Coca-Coca Beverages in September 1998 as Region Director.

The Company also announced a revised organisational structure for the management team that will become effective from September 1, 2002, when the Company's 26 countries will be managed by three Region Directors.

Tony Maher will assume responsibility for Italy, Switzerland, Austria and Ireland while retaining his current responsibility for Russia, Ukraine, Belarus and Slovenia.

Pericles Venieris will be responsible for Armenia, Bosnia and Croatia in addition to his current territory which encompasses Greece, Romania, Moldova, Bulgaria, Yugoslavia and FYROM.

An announcement will be made in due course concerning the appointment of a Region Director for the territory covering Hungary, Czech Republic, Slovakia, Poland, Estonia, Latvia and Lithuania as well as Nigeria. Warwick White will continue to be responsible for the Central Europe countries until he transfers to Coca-Cola Amatil in November.

28 August 2002

ENQUIRIES:
Coca-Cola HBC
Tony Baynes — **Tel: +43 166 171 486/ +43 664 300 1073**
Public Affairs and Communication Director — Email: tony.baynes@cchbc.com

Melina Androutsopoulou — **Tel: + 30 10 618 3229**
Investor Relations Director — Email: melina.androutsopoulou@cchbc.com

Coca-Cola HBC

Interim results for the six months to 28 June 2002

Coca-Cola HBC ("CCHBC") is the world's second largest Coca-Cola bottler, serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange, with secondary listings on the London and Sydney Stock Exchanges.

HIGHLIGHTS

- Half year volume of 613 million unit cases, 18% ahead of 2001, +7% on a constant territory basis
- Half year net sales revenue of €1,979 million, 17% ahead of 2001, +10% on a constant territory basis
- Half year EBITDA* of €291.1million, 17% ahead of 2001, +18% on a constant territory basis
- Net profit of €16.9 million, improved from a breakeven position of €0.2 million in the first half of 2001 and from a loss position of €17.9 million on a constant territory basis
- Half year EBIT of €103 million, 48% ahead of 2001, +77% on a constant territory basis

Irial Finan, Managing Director of Coca-Cola HBC, commented:

"I am pleased to report that the group has achieved strong performance in each of the first two quarters, with results in the second quarter continuing to build on progress made in the first quarter. We continue to see balanced volume growth across our segments and more importantly a significant increase in the profitability of our business. We remain focused on growing our CSD business and expanding our presence into non-carbonated beverages. In line with our strategy we have recently announced our intention to acquire jointly with The Coca-Cola Company two leading brands in the water segment, Valser in Switzerland and Dorna in Romania."

27 August 2002

* *EBITDA (earnings before interest, tax, depreciation and amortisation which we calculate as operating profit plus depreciation and amortisation) is a key measure of performance.*

Note: We refer to information on a constant territory basis. The constant territory basis adjusts the results for the acquisition of the new Russian territories and Baltic States of Estonia, Lithuania and Latvia as if they had been acquired from the beginning of 2001, to provide comparable information for 2002.

ENQUIRIES:

Coca-Cola HBC
Melina Androutsopoulou
Investor Relations Director
Tel: +30 10 618 3100
email: melina.androutsopoulou@cchbc.com

Tony Baynes
Public Affairs and Communication Director
Tel: +43 166 171 486/ +43664 300 1073
email: tony.baynes@cchbc.com

College Hill
Tony Friend
Tel: +44 (0) 20 7457 2020
email: tony.friend@collegehill.com

Capital Link
Pamela Weir
Tel: +1 212 661 7566
email: pweir@capitallink.com

MANAGING DIRECTOR'S REVIEW

I am pleased to report that the group has achieved strong performance in each of the first two quarters, with results in the second quarter continuing to build on progress made in the first quarter. For the first half of 2002 we continued to see profitable volume growth, with unit case volume up 7% on a constant territory basis. We have also continued to see significant improvement in our earnings, with EBITDA growth of 18% and, more importantly, net income of €16.9 million versus a loss of €17.9 million in the first six months of 2001, on a constant territory basis.

Volume

In the six months to June 2002, group volume was 613 million unit cases, up 18% on a reported basis and up 7% on a constant territory basis. In the second quarter, group volume was 346 million unit cases, up 18% on a reported basis and up 7% on a constant territory basis.

In our *established markets*, volume grew to 264 million unit cases for the half-year. Growth for the first half was driven by the successful focus on our portfolio of CSD, juice and water brands. Volume in the second quarter was 144 million unit cases, ahead of 2001 by 3%. As previously communicated, the timing of Easter and a price increase in Italy on 1 April, 2002, reduced the growth rate in established market volume in the second quarter and benefited the growth rate in established market volume in the first quarter.

Developing markets volume for the half year was 124 million unit cases, ahead of 2001 by 10% on a reported basis and up 3% on a constant territory basis. In the second quarter, volume reached 72 million unit cases, with growth of 13% on a reported basis and 5% on a constant territory basis. We are encouraged to see these growth rates, as our strategy of profitable volume growth in our developing markets is gaining momentum. We continue to believe our developing markets will deliver volume growth in line with our long-term objectives.

The strong growth in *emerging markets* continues, with half year volumes of 225 million unit cases, 42% ahead of 2001 on a reported basis, and up 13% on a constant territory basis. In the second quarter, volume reached 130 million unit cases, up 46% on a reported basis, and up 13% on a constant territory basis. Russia, our largest territory in the emerging markets, saw volume grow to 67 million unit cases, representing growth in the quarter and half year of 19%. Nigerian volume declined for the half year by approximately 1%, due to a hold on government spending and delays in pre-election activities, both of which impacted local purchasing power and demand for our products. Other markets showing strong growth are Romania, Ukraine and Yugoslavia, as a result of increased channel penetration and product portfolio additions.

Earnings

Total EBITDA for the six months was €291 million, up 17% over prior year on a reported basis and up 18% on a constant territory basis. For the quarter, EBITDA was €205 million, up 14% over prior year on a reported basis and up 11% on a constant territory basis.

MANAGING DIRECTOR'S REVIEW (cont'd)

Established markets EBITDA was €161 million for the half-year, up 4% on 2001. For the quarter, EBITDA was €104 million, down 2% compared with 2001. This result is principally due to the volume impact previously discussed. We currently anticipate full year volume and EBITDA growth in line with long-term objectives for the established markets.

Developing markets EBITDA was €46 million for the half-year, up 26% over 2001 on a reported basis and up 19% on a constant territory basis. For the quarter EBITDA was €42 million up 15% over 2001 on a reported basis and up 9% on a constant territory basis. All territories, with the exception of Slovenia, showed positive EBITDA growth for the half year, in line with our continued goal to build sustainable and profitable businesses in these markets.

Emerging markets EBITDA was €84 million for the half-year, ahead of prior year by 48% on a reported basis and up 62% on a constant territory basis. For the quarter EBITDA was €59 million up 55% over 2001 on a reported basis and up 49% on a constant territory basis. Nigeria continues to show strong EBITDA growth despite the modest decline in volume for the half-year. This performance reflects the continuing benefit of the October 2001 price increase. EBITDA in Russia and Ukraine continue to show significant improvement over prior year.

Capital Expenditure

Capital expenditure for the group was €80 million in the second quarter bringing the total to €136 million for the first six months of 2002. This expenditure is in line with our full year expectation of approximately €300 million (excluding acquisitions). Our capital investments continue to be focused on the higher profitability areas of the business such as cold drink equipment and include amounts for enhanced production capability for non-carbonated beverages, such as aseptic packaging lines.

Acquisitions

On 9 July, CCHBC announced its intention to acquire, jointly with The Coca-Cola Company, the leading Swiss mineral water company, Valser Mineralquellen AG ('Valser'), comprising a number of well-established brands, including Valser Classic, Valser Naturelle and Valser Limelite.

On 31 July, CCHBC announced its intention to acquire jointly with The Coca-Cola Company, the majority of the shares in Romania's premier naturally sparkling natural mineral water company, Dorna Apemin S.A. This acquisition incorporates all brands and products including White Spring, Poiana Negri and Dorna mineral waters.

These recent acquisitions are in line with our strategy to grow our product portfolio into other alcohol-free beverage categories in addition to carbonated soft drinks.

Subject to approval of relevant regulatory authorities, closing of both transactions is currently anticipated in the fourth quarter of 2002.

MANAGING DIRECTOR'S REVIEW (cont'd)

Outlook

We are heading towards the completion of the key summer selling season. While recent weather conditions have been unfavorable in most parts of Europe and there is a macro-economic slowdown in Nigeria, we remain confident of achieving our previously stated targets based on balanced contribution from our wide portfolio of countries.

IRIAL FINAN
Managing Director
27 August 2002

FINANCIAL INFORMATION

	Three months to 28 June 2002			Six months to 28 June 2002		
		% Change Reported	% Change Constant Territory		% Change Reported	% Change Constant Territory
Volume in unit cases	345.9 million	+18%	+7%	613.1 million	+18%	+7%
Sales	€1,113.2 million	+16%	+8%	€1,979.4 million	+17%	+10%
EBITDA	€204.5 million	+14%	+11%	€291.1 million	+17%	+18%
Operating profit (EBIT)	€110.0 million	+23%	+17%	€103.0 million	+48%	+77%
Net profit	€55.6 million	+21%	+23%	€16.9 million	>100%	>100%

Six months to 28 June 2002	Volume (million unit cases)	% Change Reported	% Change Constant Territory	EBITDA (€ million)	% Change Reported	% Change Constant Territory
Established Markets	264.3	+6%	+6%	161.3	+4%	+4%
Developing Markets	124.1	+10%	+3%	45.9	+26%	+19%
Emerging Markets	224.7	+42%	+13%	83.9	+48%	+62%
Coca-Cola HBC	613.1	+18%	+7%	291.1	+17%	+18%

2nd Quarter 2002	Volume (million unit cases)	% Change Reported	% Change Constant Territory	EBITDA (€ million)	% Change Reported	% Change Constant Territory
Established Markets	144.3	+3%	+3%	104.0	-2%	-2%
Developing Markets	71.9	+13%	+5%	41.9	+15%	+9%
Emerging Markets	129.7	+46%	+13%	58.6	+55%	+49%
Coca-Cola HBC	345.9	+18%	+7%	204.5	+14%	+11%

Percentage change refers to change versus the prior year comparable period. Percentage changes on a constant territory basis are calculated assuming that all our recently acquired territories (Russia and the Baltics) had been part of the group since 1 January 2001.

Note: The information in the above table is unaudited

Condensed consolidated income statement (unaudited)

	Note	Three months to 28 June 2002 € million	Three months to 28 June 2002 € million
Sales	3	1,113.2	961.4
Cost of goods sold		(644.5)	(572.2)
Gross profit		468.7	389.2
Exceptional items	11	0.0	6.7
Operating expenses		(331.0)	(279.5)
Amortisation of goodwill		(27.7)	(27.3)
Total operating expenses		(358.7)	(300.1)
Operating profit (EBIT)		110.0	89.1
Finance costs	4	(15.9)	(17.0)
Share of results of associates		0.4	1.1
Profit before taxation		94.5	73.2
Taxation	5	(32.3)	(22.6)
Profit after taxation		(62.2)	50.6
Minority interests		(6.6)	(4.8)
Net profit		55.6	45.8
Basic profit per share (cents)	6	23.5	19.4
Volume (million unit cases)	3	346	293
EBITDA (€ million)	3	204.5	179.9
EBITDA before exceptional items (€ million)	3	204.5	173.2

COCA-COLA HBC
Interim results for the six months to 28 June 2002

Condensed consolidated income statement (unaudited)

	Note	Six months to 28 June 2002	Six months to 29 June 2001
		€ million	€ million
Sales	3	1,979.4	1,693.5
Cost of goods sold		(1,189.6)	(1,040.4)
Gross profit		789.8	653.1
Exceptional items	11	0	6.7
Operating expenses		(631.2)	(535.3)
Amortisation of goodwill		(55.6)	(54.9)
Total operating expenses		(686.8)	(583.5)
Operating profit (EBIT)		103.0	69.6
Finance costs	4	(31.5)	(35.3)
Share of results of associates		0.9	1.9
Profit before taxation		72.4	36.2
Taxation	5	(44.6)	(29.7)
Profit after taxation		27.8	6.5
Minority interests		(10.9)	(6.3)
Net profit		16.9	0.2
Basic profit/(loss) per share (cents)	6	7.1	0.1
Volume (million unit cases)	3	613	521
EBITDA (€ million)	3	291.1	248.7
EBITDA before exceptional items (€ million)	3	291.1	242.0

Condensed consolidated balance sheet (unaudited)

	Note	As at 28 June 2002 € million	As at 31 December 2001 € million
Assets			
Property, plant and equipment	7	**2,015.5**	2,068.8
Intangible assets	7	**1,866.4**	1,916.7
Other non-current assets		**24.5**	27.8
Total non-current assets		**3,906.4**	4,013.3
Inventories		**336.5**	286.3
Trade and other receivables		**777.0**	625.5
Cash and cash equivalents		**183.5**	152.6
Total current assets		**1,297.0**	1,064.4
Total assets		**5,203.4**	5,077.7
Liabilities			
Short-term borrowings		**312.6**	208.9
Other current liabilities		**962.6**	816.5
Total current liabilities		**1,275.2**	1,025.4
Long-term borrowings	8	**1,178.7**	1,204.9
Other non-current liabilities		**199.7**	198.3
Total non-current liabilities		**1,378.4**	1,403.2
Equity	9	**2,429.6**	2,538.0
Minority interests		**120.2**	111.1
Total equity and liabilities		**5,203.4**	5,077.7

Condensed consolidated cash flow statement (unaudited)

	Note	**Six months to 28 June 2002 € million**	Six months to 29 June 2001 € million	12 months to 31 December 2001 € million
Operating profit (EBIT)		**103.0**	69.6	125.1
Depreciation		**132.5**	124.2	257.0
Amortisation of goodwill		**55.6**	54.9	110.5
EBITDA	3	**291.1**	248.7	492.6
(Profit)/loss on disposal of fixed assets		**(1.1)**	(0.2)	7.5
Change in working capital:				
Inventories		**(61.5)**	(63.4)	(4.8)
Trade and other receivables		**(184.0)**	(115.1)	(6.5)
Trade payables and other liabilities		**110.3**	129.2	48.5
Tax paid		**(23.2)**	(29.4)	(42.7)
Net cash inflow from operating activities		**131.6**	169.8	494.6
Investing activities:				
Capital expenditure on tangible fixed assets		**(136.4)**	(126.6)	(271.1)
Proceeds on sale of tangible fixed assets		**13.0**	9.3	21.3
Proceeds from disposal of investments		**(0.2)**	0.6	0.6
Net payments for acquisition of subsidiaries		**2.3**	-	(42.4)
Acquisition of franchise rights	10	**-**	(39.2)	(24.4)
Net cash outflow from investing activities		**(121.3)**	(155.9)	(316.0)
Financing activities:				
Increase/(decrease) in borrowings		**89.9**	45.2	(59.1)
Net interest paid		**(29.4)**	(46.8)	(74.3)
Net dividend paid		**(45.9)**	(42.1)	(47.6)
Net cash inflow/(outflow) from financing activities		**14.6**	(43.7)	(181.0)
Increase/(decrease) in cash and cash equivalents		**24.9**	(29.8)	(2.4)
Movement in cash and cash equivalents:				
At start of the year		**152.6**	156.7	156.7
Increase/(decrease) in cash and cash equivalents		**24.9**	(29.8)	(2.4)
Effect of exchange difference on translation		**6.0**	(1.8)	(1.7)
At end of the period		**183.5**	125.1	152.6

Condensed consolidated statement of movements in equity (unaudited)

	28 June 2002 € million	29 June 2001 € million	31 December 2001 € million
Balance as at 1 January	2,538.0	2,501.4	2,501.4
Shares held for equity compensation plan	(0.2)	0.6	-
Deferred tax taken to equity	-	-	(0.6)
Net profit	16.9	0.2	1.6
Dividends	(42.6)	(42.1)	(41.7)
Other movement	-	-	0.3
Net unrealised gain on adoption of IAS 39*	-	5.4	5.4
Net unrealised losses on revaluation of cash flow hedges	(2.2)	(10.9)	(11.4)
Net losses on derivative financial instruments reclassified to earnings	6.4	-	-
Foreign currency translation	(86.7)	98.4	83.0
Balance as at period end	**2,429.6**	2,553.0	2,538.0

** pursuant to the adoption of IAS 39 – Financial Instruments: Recognition and measurement, from 1 January 2001*

Notes to the consolidated interim condensed financial statements

1. Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 - Interim Financial Reporting. The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements, which include a full description of the group's accounting policies and a disclosure of the acquisition of The Coca-Cola Company owned bottling operations in Estonia, Latvia and Lithuania.

2. Exchange rates

For CCHBC, the directors believe that the euro is the most appropriate reporting currency as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average 6 months to June		Closing	
	2002	2001	28 June 2002	31 December 2001
US dollar	0.91	0.90	0.99	0.90
UK sterling	0.62	0.62	0.65	0.61
Polish zloty	3.70	3.63	3.98	3.53
Nigerian naira	105.41	100.71	118.92	102.48
Hungarian	243.42	261.11	243.25	245.30
Swiss franc	1.47	1.53	1.47	1.48

Notes to the consolidated interim condensed financial statements (cont'd)

3. Segmental analysis

The group has one business, being the bottling and distribution of soft drinks and related products.

The following market groupings have been adopted for secondary segmental analysis:

Established markets: Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets: Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets: Armenia, Belarus, Bosnia, Bulgaria, Federal Republic of Yugoslavia, FYROM, Moldova, Nigeria, Romania, Russia and Ukraine.

Information presented below is based on actual results for the prior year and for the three months and six months to 28 June 2002.

	Volume unit cases million	Sales € million	EBITDA* € million
Established markets			
3 months to 28 June 2002	144.3	598.6	104.0
3 months to 29 June 2001	*140.2*	*558.5*	*105.6*
6 months to 28 June 2002	264.3	1,078.1	161.3
6 months to 29 June 2001	*250.4*	*995.2*	*155.4*
12 months to 31 December 2001	*502.3*	*1,999.3*	*292.5*
Developing markets			
3 months to 28 June 2002	71.9	200.8	41.9
3 months to 29 June 2001	*63.7*	*185.6*	*29.7*
6 months to 28 June 2002	124.1	341.6	45.9
6 months to 29 June 2001	*113.3*	*314.2*	*29.8*
12 months to 31 December 2001	*232.8*	*644.1*	*61.4*
Emerging markets			
3 months to 28 June 2002	129.7	313.8	58.6
3 months to 29 June 2001	*89.1*	*217.3*	*37.9*
6 months to 28 June 2002	224.7	559.7	83.9
6 months to 29 June 2001	*157.7*	*384.1*	*56.8*
12 months to 31 December 2001	*350.7*	*867.8*	*132.0*
Total CCHBC			
3 months to 28 June 2002	345.9	1,113.2	204.5
3 months to 29 June 2001	*293.0*	*961.4*	*173.2*
6 months to 28 June 2002	613.1	1,979.4	291.1
6 months to 29 June 2001	*521.4*	*1,693.5*	*242.0*
12 months to 31 December 2001	*1,085.8*	*3,511.2*	*485.9*

*EBITDA for the second quarter 2001, half year 2001 and full year 2001 is shown excluding exceptional operating income, as described in note 11.

Notes to the consolidated condensed interim financial statements (cont'd)

4. Finance costs

	6 months to 28 June 2002 € million	6 months to 29 June 2001 € million	*12 months to 31 December 2001* € million
Net interest payable	**25.7**	35.4	64.4
Net monetary (profit)/loss and hyper-inflationary exchange losses	**5.8**	(0.1)	0.2
Other finance costs	-	-	1.6
Total finance costs	31.5	35.3	66.2

	3 months to 28 June 2002 € million	3 months to 29 June 2001 € million
Net interest payable	**13.7**	17.2
Net monetary (profit)/loss and hyper-inflationary exchange losses	**2.2**	(0.2)
Total finance costs	**15.9**	17.0

5. Taxation

The underlying effective tax rate for the group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of goodwill which is not deductible for tax purposes. Tax rates in the countries in which the group operates range from 10%-51%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions. No deferred tax benefit is recognised for losses in the period.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories. We anticipate the effective tax rate, excluding the amortisation of goodwill, will be in the range of 30-35% for the full year 2002.

Notes to the consolidated interim condensed financial statements (cont'd)

6. Earnings per share

Earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002: 236,668,596 shares).

7. Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2002	2,068.8	1,916.7
Additions	154.7	-
Arising on acquisition	23.9	12.7
Disposals	(11.7)	-
Depreciation/amortisation	(132.5)	(55.6)
Other movements including effects of exchange rate differences	(87.7)	(7.4)
Closing net book value as at 28 June 2002	2,015.5	1,866.4

8. Borrowings

In April the Group executed a €900 million syndicated facility and cancelled an existing of €750 million syndicated loan. The facility is undrawn and exists to backstop the €1 billion Global Commercial Paper Programme that was launched in July. The change in debt facilities has not changed the amount of debt of the Group.

9. Share Capital

Following the decision taken at the Annual General Meeting on 20 May 2002, the authorised share capital of the Company was increased by €2.4 million through the capitalisation of reserves as mandated by Greek law. As a result of this capitalisation, the par value of the shares was increased from €0.30 to €0.31.

10. Franchise rights

In 2001 the group paid The Coca-Cola Company €39.2 million for companies in Austria and Hungary which held the rights to prepare and package beverages of The Coca-Cola Company in cans in Austria, Hungary and Switzerland. This acquisition was completed and reflected in the group's 2000 balance sheet and the consideration, paid in 2001, was wholly in cash. In addition, during 2001, €3.2 million was paid in respect of franchise rights for Schweppes brands in Nigeria.

Notes to the consolidated interim condensed financial statements (cont'd)

11. Exceptional items

The 2001 half year financial statements include exceptional operating income of €6.7 million in relation to settlement of an insurance claim in the second quarter of 2001.

12. Acquisition of Russia and the Baltics

a) Acquisition of The Coca-Cola Company bottling operation in the Russian Federation

On 23 November 2001, the group acquired all The Coca-Cola Company owned bottling operations in Russia. Further details of the acquisition are disclosed in the 2001 annual report. To date there have been no fair value adjustments to the acquisition.

b) Acquisition of bottling operations in the Baltic countries of Estonia, Latvia and Lithuania

On 2 January 2002, the group acquired all The Coca-Cola Company owned bottling operations in the Baltic countries of Estonia, Latvia and Lithuania. Further details of the acquisition are disclosed in the 2001 annual report. To date there have been no fair value adjustments to the acquisition.

13. Dividends

A dividend of 18 euro cents per share (totaling €42.6 million) for the year ended 31 December 2001 was approved by the AGM on 20 May 2002 and paid to group shareholders in June.

14. Post Balance Sheet Events

a) Valser Mineralquellen AG

On 9 July, CCHBC announced its intention to acquire, jointly with The Coca-Cola Company, the leading Swiss mineral water bottler, Valser Mineralquellen AG ('Valser'), comprising a number of well-established brands, including Valser Classic, Valser Naturelle and Valser Limelite.

b) Dorna Apemin S.A.

On 31 July, CCHBC announced its intention to acquire jointly with The Coca-Cola Company, the majority of the shares in Romania's premier naturally sparkling natural mineral water company, Dorna Apemin S.A. The acquisition comprises all brands and products including White Spring, Poiana Negri and Dorna mineral waters.

Report of the accountants to Coca-Cola HBC S.A.

To the shareholders of Coca-Cola HBC S.A.

We have reviewed the accompanying balance sheet of Coca-Cola HBC S.A. at June 28th, 2002, and the related statements of income and cash flows for the six month period then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit.

We have not performed an audit and, accordingly, we do not express an audit opinion. Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with International Accounting Standards.

Ernst & Young
Athens

Date: 20th August 2002

PricewaterhouseCoopers
Athens

Date: 20th August 2002